Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2002

Electrochemical Industries (1952) Ltd.
(Translation of registrant's name into English)

Haifa Bay
Acre Industrial Area
P.O. Box 1929
Haifa, 31019 Israel
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Yes __X__ No _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No __X__

The following item or items, which are filed herewith, were either filed by or with respect to Electrochemical Industries (1952) Ltd. ("EIL") with the Tel-Aviv Stock Exchange, or distributed by EIL to its security holders, on the date or dates indicated.

Item	Filing/Distribution Date
1. Immediate Report filed with the Tel-Aviv Stock Exchange	March 11, 2002

2

Item 1

NY #283510 v32

תעשיות אלקטרוכימיות (1952) בע"מ
Electrochemical Industries (1952) Ltd.
A Subsidiary of ICC Industries Inc.

11 March 2002

Securities Authority
3 Kanfei Nesharim Str.
Jerusalem

Tel-Aviv Stock Exchange
54 Eha'ad Ha'am Str.
Tel-Aviv

Registrar of Companies
POB 767
Jerusalem

Dear Sir and Madam,

Re: **Immediate Report**

Further to the Directors Report for the year ended December 31 2001, issued on March 5, 2002, hereunder is an addition in respect to update of donation policy of the Company, in accordance with the Securities Regulation (Periodical and Immediate Reports) (Amendment) 5762 – 2001, which reads as follows:

8.8 **Donation Policy**

The Company takes measures to support the local community.
The Company has donated the sum of NIS 342,000 to various associations of charity, health, youth and sports, in the period of the report.

Sincerely yours,
B/ [signature]
Yair Kohavi, Adv.
Corporate Secretary

(*) Translation from Hebrew

e-mail:kohavi@eil.co.il POB 2357,Acco 24122, Israel Tel:04-9851497 Fax: 04-9815797